Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Year-ended December 31,					Three Months Ended
	2004	2005	2006	2007	2008	Mar 29 2008	Apr 4 2009
		(In thousands, except ratios)
Earnings
Earnings/(loss) before income taxes and noncontrolling interests	$1,806,731	$2,137,733	$2,911,556	$2,546,816	$3,104,391	$714,618	$(281,746)

Plus/(Less): losses/(earnings) from equity investments	(4,070)	(476)	17,690	24,618	36,920	11,257	37,997

Plus: fixed charges (includes interest expense and amortization of bond issuance costs and settled swaps and estimated interest on rent expense)	30,645	36,571	40,351	55,402	146,360	30,372	46,024

Plus: amortization of capitalized interest	108	216	216	216	300	54	138

Plus: distributed income of equity investees	—	—	3,172	8,072	20,117	4,003	4,361

Less: interest capitalized	(1,310)	—	—	(3,700)	(10,020)	(370)	(5,840)

Plus/(Less): losses/(earnings) in noncontrolling interests in subsidiaries that have not incurred fixed charges	(80,840)	(110,650)	(219,121)	(293,604)	(314,277)	(91,780)	33

	$1,751,264	$2,063,394	$2,753,864	$2,337,820	$2,983,791	$668,154	$(199,033)

Fixed charges
Interest expense and amortization of bond issuance and settled swaps	30,645	36,571	40,351	55,052	144,845	30,154	45,523

Estimated interest on rent expense	—	—	—	350	1,515	218	501

Total Fixed Charges	30,645	36,571	40,351	55,402	146,360	30,372	46,024

Ratio of earnings to fixed charges	57.15	56.42	68.25	42.20	20.39	22.00	(4.32)